

10035490

cM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ FINANCIAL SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland	MD	21502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company, Inc.
(Name – *if individual, state last, first, middle name*)

1133 Penn Avenue	Pittsburgh	PA	15222-4205
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/2010

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Valerie Mravec. My commission expires 8/3/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2009
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2009

Contents


SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS) as of December 31, 2009 and the related statements of income and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CFS' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CFS' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2010

Schneider Downs & Co., Inc.
www.schneiderdowns.com


IGAF

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 3,078,177
Investment in mutual funds & securities, trading, at market value	1,212,887
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	99,420
Receivables from customers, net	728,959
Other assets	216,291
Deferred compensation plan assets	221,380
Goodwill and other intangible assets, net of accumulated amortization of $746,102	5,601,551
Furniture and equipment, net of accumulated depreciation of $250,968	272,174
Total Assets	$ 11,485,973
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 449,574
Due to CBIZ affiliates	885,633
Deferred compensation plan obligation	221,380
Other liabilities	485,456
Income tax payable	714,140
Total Liabilities	2,756,183
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	8,118,271
Accumulated other comprehensive income	2,646
Retained earnings	583,873
Total Stockholder's Equity	8,729,790
Total Liabilities and Stockholder's Equity	$ 11,485,973

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income and Other Comprehensive Income

For the year ended December 31, 2009

Revenue	
Commissions and investment advisory fees	$ 17,265,794
Gain on sale of client list	760,997
Interest and dividends	116,423
Other income	34,596
Total Revenue	18,177,810
Expenses	
Employee compensation and benefits	11,523,946
Facilities expenses	831,915
Clearing fees	262,826
Other operating expenses	2,615,067
Depreciation and amortization	233,890
Total Expenses	15,467,644
Income before income taxes	2,710,166
Income tax provision (See footnote 4)	1,063,740
Net Income	1,646,426
Other Comprehensive Income	(1,467)
Comprehensive Income	$ 1,644,959

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2009

Cash flows provided by operating activities	
Net income	$ 1,646,426
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	47,371
Amortization of client lists and non-competes	163,724
Changes in assets and liabilities:	
Receivable from clearing organization	(5,854)
Receivable from customers	192,255
Other assets	(108,611)
Due to/from CBIZ affiliates	1,244,960
Accounts payable and accrued expenses	(321,011)
Income tax payable	(944,318)
Net cash provided by operating activities	1,914,942
Cash flows used by investing activities	
Purchase of investments	(103,033)
Purchase of equipment	(158,444)
Net cash used by investing activities	(261,477)
Cash flows used by financing activities	
Dividends paid	(2,250,000)
Net decrease in cash and cash equivalents	(596,535)
Cash and cash equivalents at beginning of year	3,674,712
Cash and cash equivalents at end of year	$ 3,078,177

During 2009, CFS sold a client list for approximately $761,000. The sale was financed through CBIZ, Inc., the parent company, and settled through the Due to/from CBIZ affiliates clearing account.

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2009	$ 25,000	$ 8,118,271	$ 4,113	$ 1,187,447	$ 9,334,831
Net income	-	-	-	1,646,426	1,646,426
Unrealized loss on investment	-	-	(1,467)	-	(1,467)
Dividends paid	-	-	-	(2,250,000)	(2,250,000)
Balance at December 31, 2009	$ 25,000	$ 8,118,271	$ 2,646	$ 583,873	$ 8,729,790

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization
CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Maryland. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans. CFS' Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2009 approximately 78% of the balance of cash and cash equivalents represents amounts which were held by National Financial Services LLC, CFS' clearing broker. At various times the amounts on deposit with banks or held by CFS' clearing broker exceed federally insured limits. Management monitors these balances and believes they do no represent a significant credit risk to CFS.

Mutual Funds and Securities
CFS has invested assets in mutual funds and securities, which are carried at fair value (See note 6).

1. Organization and Significant Accounting Policies (Continued)

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2009 was $70,166.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Commissions relating to brokerage activity are recognized when earned, commissions relating to business placed directly with fund companies are recognized when earned and life insurance commissions are recognized when the policy becomes effective.

Fee income – Fee income is recognized in the period in which services are provided, and may be based on predetermined agreed-upon fixed fees, actual hours incurred on an hourly fee basis, or asset-based fees. Revenue which is based upon actual hours incurred is recognized as services are performed.

Revenue for asset-based fees is recognized when the data necessary to compute revenue is determinable, which is typically when either, market valuation information is available, the data necessary to compute our fees is made available by third party administrators or when cash is received. CFS only recognizes revenue when cash is received for those arrangements where the data necessary to compute our fees is not available to CFS in a timely manner.

Investment advisory fees are invoiced quarterly and recognized when earned.

Mergers & Acquisitions and Capital Advisory — Revenue associated with non-refundable retainers is recognized on a pro rata basis over the term of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

1. Organization and Significant Accounting Policies (Continued)

Employee Savings Plan

CFS' employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including: stock; fixed income; stable value; and balanced – lifecycle funds. CFS' matching contribution to the 401(k) portion of the Plan in 2009 was $212,961.

Deferred Compensation Plan

CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account and a deferred compensation plan obligation is established by CFS. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CFS and recorded as assets of the deferred compensation plan in the accompanying statement of financial condition. The assets held in the deferred compensation plan reflect amounts due to employees, but are available for general creditors of CFS in the event CFS becomes insolvent. As such, CFS has established a corresponding liability entitled "deferred compensation plan obligation" in the statement of financial condition.

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No triggering events occurred in 2009.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles – Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. Goodwill impairment is tested by comparing the value determined by using the market value approach to the carrying value of assets. No impairment losses were recognized in 2009.

Subsequent Events

CFS has adopted Accounting Standards Codification 855 "Subsequent Events." This guidance defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 25, 2010 the date on which the financial statements were available to be issued.

Recent Accounting Pronouncements

Effective July 1, 2009, the FASB Accounting Standards Codification (Codification) became the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification superseded all existing non-SEC accounting and reporting standards and is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification had no impact on CFS' consolidated financial statements other than the manner in which GAAP is referenced.

2. Related Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc. and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI provide certain management services to CFS as well as provide the facilities from which CFS conducts its operations. These management and facility costs have been allocated to CFS and are included in these financial statements. At December 31, 2009, CFS had a balance due to CBSI, CBIZ B&I and other CBSI related affiliates of $885,633.

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of CFS, would be recognized and recorded by CFS. Further, the agreements provide that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Under certain circumstances this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of CFS related to these agreements.

In 2009, CFS declared and paid cash dividends totaling $2,250,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2009 CFS calculated its net capital at $1,430,779, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 1.93 to 1.

4. Income Taxes

CFS is included in CBIZ's consolidated federal tax return as well as consolidated state tax returns where applicable. An individual state income tax return is filed for CFS in Maryland. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 38.5% pursuant to a tax sharing arrangement. Under this arrangement there are no deferred taxes recorded on CFS' financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities. Tax liability is limited to the tax sharing arrangement that is accrued as of the date of the financial statements. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

The FASB issued the Accounting for Income Taxes topic of the Codification, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. This topic prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return, and is effective for fiscal years beginning after December 15, 2008. Adoption did not have a material impact on financial statements.

5. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2009 were as follows:

Goodwill	$ 4,799,953
Intangibles:	
Client lists	1,477,700
Non-compete agreements	70,000
Total intangibles	1,547,700
Total goodwill and other intangibles assets	6,347,653
Less accumulated amortization	(746,102)
Goodwill and other intangible assets, net	$ 5,601,551

Client lists are amortized over periods not exceeding ten years. Other intangibles, which consist primarily of non-compete agreements, are amortized over periods ranging from two to ten years. Amortization expense of client lists and other intangible assets was $163,724 during the year ended December 31, 2009.

5. Goodwill and Other Intangible Assets, Net (Continued)

In accordance with Accounting Standards Codification 350 "Intangibles – Goodwill and Other," impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There were no impairment charges recorded during the year ended December 31, 2009.

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.
-

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

6. Fair Value Measurement (Continued)

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the Company at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds and securities are valued using Level 1 inputs.

[This Page Intentionally Left Blank]

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

Net capital:	
Total stockholder's equity qualified for net capital	$ 8,729,790
Add liabilities subordinated borrowings allowable in computation of net capital	-
	8,729,790
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
12B-1 fees receivable	(99,420)
Receivables from customers, net	(728,959)
Other assets	(438,264)
Goodwill and other intangible assets, net	(5,601,551)
Furniture and equipment	(272,174)
Net capital before haircuts on securities positions	1,589,422
Haircuts on securities (stock, money market and mutual funds)	(158,643)
Net capital	$ 1,430,779
Aggregate indebtedness	
Total liabilities from statement of financial condition	2,756,183
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,180,779
Ratio: Aggregate indebtedness to net capital	1.93 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 1,430,779
Audit adjustments	-
Net capital per above	$ 1,430,779

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii) and therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

[This Page Intentionally Left Blank]



INSIGHT ▪ INNOVATION ▪ EXPERIENCE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR
A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBIZ Financial Solutions, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062



accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) are inadequate.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2010